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                                                               Exhibit 11



                       CONSENT OF INDEPENDENT AUDITORS


    We hereby consent to the inclusion in the Statement of Additional Information in Post-Effective Amendment No. 38 to the Registration Statement (No. 2-34277) being filed under the Securities Act of 1933 (No. 18 under the Investment Company Act of 1940) on Form N-1A by Stralem Fund, Inc. of our report dated January 22, 1997 relating to the statement of assets and liabilities, including the portfolio of investments in securities of Stralem Fund, Inc. as at December 31, 1996, the related statement of operations for the year then ended and statements of changes in net assets for each of the years in the two-year period then ended, and the condensed financial information for each of the years in the ten-year period then ended, appearing in the Prospectus.




Richard A. Eisner, LLP
New York, New York
April 28, 1997